SECURITIES AND EXCHANGE COMMISSION

                      Washington, D.C.



                          FORM U-57



       NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS




              Filed under section 33(a) of the

     Public Utility Holding Company Act of 1935, as amended





     DOGA ENERJI URETIM SANAYI VE TICARET ANONIM SIRKETI
                    _______________________________
              (Name of foreign utility company)


                             by


                    EDISON MISSION ENERGY
                  ________________________
                  (Name of filing company)

                   18101 Von Karman Avenue
                         Suite 1700
                Irvine, California 92715-1007

Notification

          Edison Mission Energy ("Mission") hereby files with the Securities and Exchange Commission ("Commission"), pursuant to section 33 of the Public Utility Holding Company Act of 1935 ("Act"), as amended by section 715 of the Energy Policy Act of 1992, P.L. 102-486, and Rule 57 of the implementing regulations thereunder, 17 C.F.R. section 250.57 (1994), this notice that Doga Enerji Uretim Sanayi ve Ticaret Anonim Sirketi ("Doga") intends to become a foreign utility company. Doga will not own or derive any part of its income, directly or indirectly, from the generation, transmission, or distribution of electric energy for sale
     (or the distribution at retail of natural gas or manufactured gas for heat, light, or power) within the United States. Neither Doga nor any subsidiary company of Doga is a public utility company operating in the United States.

     Item 1

     Name and business address of the entity claiming foreign utility company status

          Doga Enerji Uretim Sanayi ve Ticaret Anonim Sirketi
          Merkez Mahallesi
          Birlik Caddesi 11/8
          Esenyurt
          Istanbul
          Turkey


     Description of the facilities used for the generation, transmission, or distribution of electric energy for sale

          Doga's facilities used for the generation, transmission, or distribution of electric energy for sale will consist of a 180 MW combined cycle turbine cogeneration plant under development in Istanbul, Turkey.

     Ownership of the Company
          Doga has one class of voting securities, consisting of
     common stock.  The shareholders of Doga are as follow:
          MEC Esenyurt B.V.        80%
          Gunay Capan              14%
          Zeki Capan                2%
          Cetin Capan               2%
          Resul Capan               2%
     MEC Esenyurt B.V. is an indirect subsidiary of Mission and of Edison International as set forth below.


     Item 2

     Domestic associate public-utility company and holding
     company
          Southern California Edison Company ("Edison") is the only domestic public-utility company that is an associate company of Doga. Edison itself has no interest in Doga. Edison is a direct, wholly-owned subsidiary company of Edison International, which is a public utility holding company exempt from registration under section 3(a)(1) of the Act, pursuant to Rule 2. Doga is an indirect, partially-owned subsidiary company of Edison International as follows: MEC Esenyurt B.V. is an 80 percent shareholder
     of Doga.   MEC Esenyurt B.V. is wholly-owned by MEC
     International B.V. (99 directly and 1 percent indirectly through MEC International Holdings B.V., a wholly-owned subsidiary of MEC International B.V.). MEC International B.V. is wholly-owned by Mission (21 percent directly and 79 percent indirectly through Mission Energy Holdings International Inc., a wholly-owned subsidiary of Mission). Mission is a wholly-owned direct subsidiary of The Mission Group, which is a wholly-owned directly subsidiary of Edison International.


     EXHIBIT A

     Documents incorporated by reference
          Edison is the only associate company or affiliate of Doga that is subject to the regulation of its retail electric or gas rates by a State commission. The California Public Utilities Commission ("PUC") is the sole State commission with jurisdiction over the retail rates of Edison.
          Section 33(a)(2) of the Act provides that an exemption under section 33(a)(1) shall not apply or be effective unless every State commission having jurisdiction over the retail electric or gas rates of a public utility company that is an associate company or an affiliate company of a company otherwise exempted under section 33(a)(1) "has certified to the Commission that it has the authority and resources to protect ratepayers subject to its jurisdiction and that it intends to exercise its authority." However, this requirement is deemed satisfied if the State commission had, prior to the date of enactment of the Energy Policy Act of 1992 (October 24, 1992) "on the basis of prescribed conditions of general applicability, determined that ratepayers of a public utility company are adequately insulated from the effects of diversification and the diversification would not impair the ability of the State commission to regulate effectively the operations of such company." As contemplated by this provision, the PUC in authorizing the creation of Edison International (formerly SCEcorp) in 1988 considered the effect of diversification on Edison. The PUC imposed various conditions of general applicability on the operations of the holding company system and, based on those conditions, determined that the ratepayers of Edison are adequately insulated from the effects of diversification, and that diversification would not impair the PUC's ability to regulate effectively Edison's operations.
          In approving the formation of the Edison International holding company system, the PUC imposed 15 conditions of general applicability on Edison and the holding company. Southern California Edison Company, 90 PUR4th 45 (Cal. PUC
     1988). In formulating these conditions, the PUC recognized the primary importance of insulating Edison's ratepayers from the effect of diversification: "The one thing we must make sure of is that the activities of the holding company and its nonutility enterprises do not adversely affect the ratepayers of the utility." Id. at 63. The PUC concluded that the conditions it adopted with regard to financial controls and reporting were "adequate to support our regulatory function" of so insulating Edison's ratepayers. Id. Accordingly, the PUC adopted the conclusion of its Division of Ratepayer Advocates that the general conditions imposed upon the holding company would "[e]nsure that Edison ratepayers are insulated from all effects of nonutility activities." Id. at 69
          Additionally, the PUC found that "given the conditions we will require, there should be no diminution of the Commission's ability to regulate Edison effectively or Edison's ability to provide reliable utility service at reasonable rates." Id. at 57. "The proposed reorganization is designed to result in a corporate structure which enhances management's ability to take advantage of nonutility business opportunities should they arise while not diminishing the Commission's ability to effectively regulate utility operations." Id. at 68.
          Accordingly, Doga meets the criteria set forth in
     section 33(a) for qualification as a "foreign utility company."
          The undersigned company has duly caused this statement to be signed on its behalf by the undersigned officer thereunto duly authorized.

                         By:  _________________________________
                              Richard Lehfeldt
                              Assistant General Counsel and
                                   Vice President
                              Edison Mission Energy
                              18101 Von Karman Avenue, Suite 1700
                              Irvine, California 92715-1007


     October 14, 1996